Securities and Exchange Commission
RECEIVED

NOV 28 2008

Office of Compliance Inspection and Examinations

08033216

SECU[...]SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28004 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Kempner (212) 483-7022
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

Shirley A Della Torre
Notary Public

Thomas L Kempner
Signature

President, Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms.
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

**TODMAN & CO.,** CPAS, P.C.
*Certified Public Accountants and Business Consultants*
An Affiliate of TRIEN ROSENBERG

**120 Broadway**
**New York, NY 10271**
**TEL. (212) 962-5930**
**FAX (212) 385-0215**

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
**Loeb Partners Corporation**
61 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Loeb Partners Corporation (the "Company") as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Todman & Co. CPAs, P.C.

**New York, New York**
**November 24, 2008**

**LOEB PARTNERS CORPORATION**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 11,073,054 |
| Receivable from brokers-dealers | 4,260,891 |
| Accrued fee income | 182,849 |
| Commissions receivable | 124,450 |
| Securities owned: | |
| - at market value | 1,957,815 |
| - at fair value | 27,274 |
| Receivable from affiliates | 1,134,006 |
| Memberships in exchange, at cost (market value $309,000) | 80,000 |
| Property and equipment (net of accumulated depreciation of $1,416,701) | 1,052,434 |
| Deferred income taxes | 1,823,325 |
| Other assets | 360,809 |
| Total assets | $ 22,076,907 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and other accrued liabilities | | 861,018 |
| Accrued compensation | | 150,911 |
| Income taxes payable | | 107,006 |
| Total liabilities | | 1,118,935 |
| Commitments and contingencies | | |
| Stockholder's equity | | |
| Common stock, $.01 par value, | | |
| Authorized: 10,000 shares | | |
| Issued and outstanding: 3,600 shares | $ 36 | |
| Additional paid-in capital | 21,054,773 | |
| Retained earnings | (96,837) | |
| Total stockholder's equity | | 20,957,972 |
| Total liabilities and stockholder's equity | | $ 22,076,907 |

The accompanying notes are an integral part of these financial statements.

**LOEB PARTNERS CORPORATION**
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
YEAR ENDED SEPTEMBER 30, 2008

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ (3,574,837) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 315,019 | |
| Deferred income taxes, net | (2,422,000) | |
| | | (2,106,981) |
| (Increase) decrease in assets: | | |
| Receivable from brokers-dealers | 2,670,498 | |
| Accrued interest and dividends | 48,845 | |
| Accrued fee income | 14,950 | |
| Commissions receivable | (42,378) | |
| Securities owned and Investments - at market and fair value | 19,679,497 | |
| Investment in affiliate | 518,575 | |
| Receivable from affiliates | (494,840) | |
| Other assets | (80,044) | |
| | | 22,315,103 |
| Increase (decrease) in liabilities: | | |
| Payable to brokers-dealers | (3,723,836) | |
| Securities sold, not yet purchased - at market and fair value | (8,723,844) | |
| Accounts payable and other accrued liabilities | 82,568 | |
| Accrued compensation | 93,205 | |
| Income taxes payable | (740,038) | |
| | | (13,011,945) |
| Total adjustments | | 7,196,177 |
| Net cash provided by operating activities | | 3,621,340 |
| Net cash used in investing activities: | | |
| Purchase of property and equipment | | (379,653) |
| Net increase in cash | | 3,241,687 |
| Cash and cash equivalents, beginning of year | | 7,831,367 |
| Cash and cash equivalents, end of year | | $ 11,073,054 |
| Supplemental disclosure of cash flows information: | | |
| Cash paid during the year for income taxes | | $ 3,586 |

Supplemental disclosure of non-cash financing activity:

In April and August 2008, the Company distributed in kind $15,000,000 and $6,000,000, respectively, of its investment in Loeb Arbitrage Fund ("LAF") to its Parent (Loeb Holding Corporation) and recorded charges to retained earnings and additional paid-in capital in the amount of $15,000,000 and $6,000,000, respectively.

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. One of the Company's primary sources of revenue consist of its proprietary trading activity, including interest and dividend income, conducted through a Joint Trading Account (joint account) with Loeb Arbitrage Fund ("LAF"), a related party, which was terminated December 31, 2007 (see Note 6). Subsequently, the Company maintained its investment in LAF until August 31, 2008 at which date its remaining investment in LAF was distributed in kind to its Parent company Loeb Holding Corporation. The remaining other primary sources of income consist of commissions and management fee income.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, is exempt from rule 206(4)-2(a) under the Investment Advisors Act of 1940.

### Security Valuations

Securities and investments traded on a national securities exchange or reported on NASDAQ are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price, except for short positions and call options written for which the last quoted asked price is used. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

Other securities and investments are valued at fair market, where possible, at a price between "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances the Company attempts to use consistent and fair criteria. Investment in bank debts are generally marked-to-market, including unrealized gains and recognizing losses on the unfunded commitments to extend credit.

### Revenue Recognition

Securities transactions and commission revenues and related expenses are recorded on a trade date basis.

### Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

| | |
|---|---|
| Furniture and fixtures | 5 years |

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)**

**Property and Equipment (Continued)**

| | |
|---|---|
| Office equipment | 5 years |
| Leasehold improvements | 5 - 10 years |

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

**Cash and Cash Equivalents**

Cash and cash equivalents include U.S. Treasuries with a market value of $10,988,962 with a maturity of three months or less.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

**Financial Instruments**

Derivative financial instruments used for trading purposes include options and equity swap contracts, both domestic and foreign.

Fair values of options and swaps are recorded in securities owned or securities sold, not yet purchased, as appropriate.

In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivatives and Hedging Activities", the Company records its derivative activities at market value or, if market prices are not readily available, at fair value.

Unrealized gains or losses on equity swap contracts are recorded on the same basis as the underlying assets or liabilities that are marked-to-market and recorded currently in income as principal transactions.

**Income Taxes**

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

### Income Taxes (Continued)

The Company is a wholly owned subsidiary of Loeb Holding Corporation and for federal corporate income tax purposes, files on a consolidated basis with its Parent. Accordingly, the Company's federal income tax, if any, is due to or from the Parent company.

### Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a framework for measuring fair value and enhances disclosures about instruments carried at fair value. The framework focuses on an exit price in the principal (or, alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants. SFAS 157 establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices for identical assets or liabilities in an active market and the Level 3 representing estimated values based on unobservable inputs. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments carried at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for the Company's fiscal year ending September 30, 2009 with earlier application permitted. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount is to be applied as a cumulative-effect adjustment to opening retained earnings on the effective adoption date.

The Company adopted SFAS 157 effective October 1, 2008 and the financial impact, if any, on the Financial Statements is not considered material.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The FASB recently agreed to delay the effective date for private companies to fiscal years beginning after December 15, 2008. FIN 48 is expected to be adopted by the Company effective October 1, 2009. Management is evaluating the effect, if any, of adopting of FIN 48 on the Financial Statements for fiscal year end September 30, 2010.

## Note 2 - Securities Owned

Securities owned consist of corporate stocks of which $1,957,815 are at market value and $27,274 are at fair value.

## Note 3 - Commitments and Contingencies

### Litigation

The Company is subject to litigation incidental to its business. The Company believes, after consultation with counsel that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

### Lease Commitment

The Company leases office and storage space under two separate agreements expiring December 13, 2013 and July 31, 2011, respectively. The office lease provided a three month rental abatement valued at $152,261 effective September 2008. The future minimum annual rental payments (net of $152,261 rental abatement) under these leases are as follows:

| Year Ending September 30 | Amount |
|---|---|
| 2009 | $ 573,559 |
| 2010 | 739,537 |
| 2011 | 763,057 |
| 2012 | 727,898 |
| 2013 | 746,095 |
| Thereafter | 187,668 |
| | $ 3,737,814 |

Rent expense (less amount charged to its Parent company) for the year ended September 30, 2008 amounted to $514,568.

## Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Under the alternative method of capital computation pursuant to sub-paragraph (f), the Company had net capital of $15,989,061 at September 30, 2008. The minimum capital requirement for Loeb Partners Corporation was $500,000 and net capital in excess of the minimum was $15,489,061.

**Note 5 - Income Taxes**

The provision for income taxes consists of the following:

| | |
|---|---|
| Current: | |
| Federal | $ - |
| State | 79,000 |
| | 79,000 |
| Deferred: | |
| Federal | (2,531,985) |
| State | (705,467) |
| | (3,237,452) |
| Total | $ (3,158,452) |

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable in the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, using an approximate effective tax rate of 42% are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued compensation | $ 48,009 |
| Investment losses | 574,768 |
| Net operating losses | 1,141,516 |
| Other | 59,032 |
| Total deferred tax assets | $ 1,823,325 |

The Company is subject to New York State and City corporate income tax on income from their trade and business activities as well as income from investment activities. Allocation of income between business activities and investing activities is subject to detailed and complex rules applied to facts and circumstances that generally are not readily determinable at the date financial statements are prepared. Accordingly, estimates are made of income allocations in computing the Company's effective tax rate that might be different from actual allocations determined when tax returns are prepared by investee companies and subsidiaries.

Management believes that the Company's tax positions comply with applicable tax laws. However, the Company may be audited by various taxing authorities and those audits may result in proposed assessments where the ultimate resolution may result in owing additional taxes. The Company has accrued approximately $105,000 for tax contingencies notwithstanding any positions the Company may have taken on the income tax returns. Tax contingency accruals are adjusted for changes in circumstances and additional uncertainties, such as significant amendments to existing tax laws.

**Note 6 - Related Party Transactions**

Related party transactions between the Company and its affiliates at and for the year ending September 30, 2008 are as follows:

| | Receivable (Payable) | Administrative & Intercompany Charges | Commissions | Rent |
|---|---|---|---|---|
| Loeb Holding Corp. (Parent) (LHC) | $ 260,661 | $ 16,404 | $ - | $ 208,172 |
| Loeb Arbitrage Management, LLC (formerly Loeb Arbitrage Management, Inc.) (LAM) | 567,317 | 6,745,969 | - | - |
| Loeb Offshore Management, LLC (LOM) | 139,291 | 1,437,124 | - | - |
| Loeb Partners Management, Inc. (LPM) | 166,653 | 383,043 | - | - |
| Metronome LPC 1, Inc. (METRONOME) | 84 | - | - | - |
| Loeb Arbitrage Fund (LAF) | - | - | 443,055 | - |
| Loeb Offshore Fund, Ltd. (LOF) | - | - | 126,702 | - |
| Loeb Marathon Fund, LP (LMF) | - | - | 4,565 | - |
| Loeb Marathon Offshore Fund, Ltd. (LMOF) | - | - | 2,988 | - |

LAM is the general partner and investment advisor of LAF. LOM is the investment advisor of LOF. The Company has represented to LAF, LOF, LMF, and LMOF (the "Funds") that it will charge brokerage commissions limited to the execution cost associated with the Funds' trading activity. The Company has arrangements to charge LHC, LAM, LOM, and LPM its respective share of certain administrative costs which are reported as administrative and intercompany charges to affiliates in the statement of operations.

**Joint Trading Account & Investment in Affiliate**

Under the Joint Trading Account ("JTA") agreement with LAF (A Limited Partnership), the Company was jointly and severally liable to third parties for obligations of the JTA. The Company's participation in the JTA approximated $32,129,000 at December 31, 2007 at which date the JTA was terminated and the Company invested approximately $27,129,000 as a Limited Partner in LAF. This investment resulted in loss of $1,296,446 from January 1, 2008 through August 31, 2008 (date of liquidation). In April and August 2008, the Company distributed in kind $15,000,000 and $6,000,000, respectively, of its investment in Loeb Arbitrage Fund ("LAF") to its Parent (Loeb Holding Corporation). Also, the Company sold to its Parent company $4,833,315 of its remaining investment in LAF by August 31, 2008.

**Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

END